SUMMARY OF FINAL TERMS July 25, 2013	ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-169899

275,000 shares

INTERNATIONAL SHIPHOLDING CORPORATION

9.00% SERIES B CUMULATIVE REDEEMABLE PERPETUAL PREFERRED STOCK

This summary pricing sheet supplements the Preliminary Prospectus Supplement, subject to completion, dated July 23, 2013, relating to the securities described below. This summary pricing sheet should be read together with, and is qualified in its entirety by reference to, the Preliminary Prospectus Supplement, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer	International Shipholding Corporation

Securities Offered	275,000 shares of our 9.00% Series B Cumulative Redeemable Perpetual Preferred Stock, par value $1.00 per share, liquidation preference $100.00 per share (the “Series B Preferred Shares”), plus up to an additional 41,250 shares if the underwriters exercise their option to purchase additional shares in full.

Trade Date	July 25, 2013

Settlement Date/Form	August 1, 2013 (DTC)

Offering Size	275,000 Series B Preferred Shares ($27,500,000 aggregate liquidation preference), assuming no exercise of the underwriters’ over-allotment option.

Issue Price	$100.00 per share

Maturity	Perpetual

Conversion; Exchange and Preemptive Rights	The Series B Preferred Shares will not have any conversion or exchange rights or be subject to any preemptive or similar rights.

Dividends	Shall accrue and be cumulative from August 1, 2013 and shall be payable on each Dividend Payment Date, when, as and if declared by the Issuer’s board of directors out of funds legally available for such purpose.

Dividend Rate	Subject to adjustment in the manner described immediately below, 9.00% per annum per $100.00 of liquidation preference per share (equal to $9.00 per share per annum).

Dividend Payment Dates	January 30, April 30, July 30 and October 30, commencing October 30, 2013 (each, a “Dividend Payment Date”)

Dividend Step-Up	If the Issuer does not pay dividends in full on the Series B Preferred Shares on any two Dividend Payment Dates (whether consecutive or not), the per annum dividend rate will increase by an additional 2.00% per $100.00 stated liquidation preference, or $2.00 per annum (or $0.50 per quarter), per Series B Preferred Share on and after the day following such second Dividend Payment Date.

On each subsequent Dividend Payment Date on which cash dividends on the Series B Preferred Shares shall not be declared and paid, the annual dividend rate payable on the Series B Preferred Shares shall increase by an additional 2.00% per annum per $100.00 stated liquidation preference per Series B Preferred Share, up to a maximum annual dividend rate on the Series B Preferred Shares of 18.00%.

The dividend rate will reset to the original dividend rate of 9.00% once all accrued and unpaid dividends on the Series B Preferred Shares have been paid for three consecutive Dividend Payment Dates.

Voting Rights	If six quarterly dividends, whether or not consecutive, payable on the Series B Preferred Shares are in arrears, the holders of Series B Preferred Shares, voting as a single class with the holders of any of our other preferred stock upon which like voting rights have been conferred, will be entitled to elect two directors to serve on the Issuer’s board of directors.

Unless the Issuer has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B Preferred Shares, voting as a single class, the Issuer may not adopt any amendment to its Certificate of Incorporation that adversely alters the preferences, powers or rights of the Series B Preferred Shares.

Unless the Issuer has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B Preferred Shares, voting as a single class with the holders of any of our other preferred stock upon which like voting rights have been conferred, the Issuer may not:

(i) issue any Parity Securities if the cumulative dividends payable on outstanding Series B Preferred Shares are in arrears; or

(ii) issue any Senior Securities.

Redemption	At the option of the Issuer anytime on or after October 30, 2018, in whole or in part, at a redemption price of $100.00 per share plus an amount equal to all accumulated and unpaid dividends thereon (whether or not declared) to, but not including, the date of redemption.

Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem the Series B Preferred Shares, in whole, within 120 days after the date on which such Change of Control occurred for a cash redemption price of $100.00 per share, plus any accumulated and unpaid dividends thereon (whether or not declared) to, but not including, the date of redemption.

Ranking	The Series B Preferred Shares will rank:

(i) senior to all classes of the Issuer’s common shares and to each other class or series of capital stock established after the original issue date of the Series B Preferred Shares that is not expressly made senior to or on parity with the Series B Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of the Issuer’s affairs (collectively, “Junior Securities”)

(ii) pari passu with the Issuer’s Series A Preferred Shares and any other class or series of capital stock established after the original issue date of the Series B Preferred Shares that is not expressly subordinated or senior to the Series B Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of the Issuer’s affairs (collectively, “Parity Securities”); and

(iii) junior to all of the Issuer’s indebtedness and other liabilities with respect to assets available to satisfy claims against the Issuer and each other class or series of capital stock expressly made senior to the Series B Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of the Issuer’s affairs (collectively, “Senior Securities”)

Day Count	30/360

Net Proceeds to the Issuer (before expenses)	$26,262,500

Use of Proceeds	For working capital and other general corporate purposes, including the use of a substantial portion of the funds to repay certain indebtedness and to finance certain vessel investment costs.

Net Worth Covenant	The Issuer will be required to maintain a Net Worth to Preferred Stock Ratio of at least 1.00.

Ratings	The Series B Preferred Shares will not be rated by any nationally recognized statistical rating organization.

Listing	The Issuer intends to file an application to list the Series B Preferred Shares on the New York Stock Exchange.

CUSIP/ISIN	460321 508/US4603215082

Joint Lead Book-Running Managers	Incapital LLC, DNB Markets, Inc. and Sterne, Agee & Leach, Inc.

Co-Managers	Euro Pacific Capital Inc. and Regions Securities LLC

Sole Structuring Agent	Incapital LLC

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series B Preferred Shares and is not soliciting an offer to buy the Series B Preferred Shares in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Incapital LLC, Attn: DCM Prospectus Department, 200 S. Wacker Drive, Suite 3700, Chicago, Il 60606, 312-379-3700, email: prospectus_requests@incapital.com, DNB Markets, Inc., Attn: Investment Banking, 200 Park Avenue, 31st Floor, New York, NY 10166, 212-681-3800 or Sterne, Agee & Leach, Inc., 277 Park Avenue, 24th Floor, New York, NY 10172, 212-338-4708, facsimile: 205-414-6373, email: syndicate@sterneagee.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.